Exhibit 99.2

PRESS RELEASE

Immatics Announces First Quarter 2025 Financial Results
and Business Update

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IMA203 PRAME Cell Therapy: Randomized-controlled Phase 3 trial, SUPRAME, in previously treated advanced melanoma ongoing and expected to complete enrollment in 2026

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IMA203 PRAME Cell Therapy: Phase 1b clinical trial ongoing with updated data in metastatic melanoma with substantially longer follow-up and additional uveal melanoma patients to be presented in an oral presentation at the 2025 ASCO Annual Meeting

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IMA203CD8 PRAME Cell Therapy (GEN2): Phase 1a clinical trial in solid tumors ongoing with next data update, including dose escalation and ovarian cancer data, planned in 2025

•
IMA402 PRAME Bispecific: Phase 1a clinical trial in solid tumors ongoing with next data update at relevant dose levels planned in 2025

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Combination of IMA203 PRAME cell therapy and Moderna’s PRAME adaptive immune modulating therapy: FDA granted IND clearance for a Phase 1 trial

•
IMA401 MAGEA4/8 Bispecific: Phase 1a clinical trial, including a checkpoint inhibitor combination, ongoing with next data update with a focus on head and neck cancer planned in 2025

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Cash and cash equivalents as well as other financial assets of $588.1 million1 (€543.8 million) as of March 31, 2025; cash reach into 2H 2027

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of March 31, 2025 (1 EUR = 1.0815 USD).

Immatics Press Release May 13, 2025 1 | 13

Houston, Texas and Tuebingen, Germany, May 13, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended March 31, 2025.

“Our focus in the first quarter of 2025 was led by the execution of our SUPRAME Phase 3 clinical trial in melanoma as well as our other clinical-stage PRAME product candidates,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “At the upcoming ASCO Annual Meeting, we will present another Phase 1b clinical update on our PRAME cell therapy, IMA203, in melanoma with substantially longer follow-up. We also look forward to providing clinical trial updates for our cell therapy and bispecific programs later this year, highlighting the potential of our therapies in and beyond melanoma. We maintain a strong cash position, enabling us to rapidly advance the development of all our clinical programs, with a specific focus on progressing IMA203 toward commercialization and delivering this highly differentiated PRAME therapy to cutaneous and uveal melanoma patients with unmet medical needs as quickly as possible.”

First Quarter 2025 and Subsequent Company Progress

PRAME Programs

IMA203 PRAME Cell Therapy

IMA203 is Immatics’ lead PRAME cell therapy, currently being evaluated in a Phase 3 trial (SUPRAME) in patients with previously treated advanced melanoma. IMA203 has the potential to become the first PRAME therapy to enter the market. In parallel, Immatics is preparing its in-house, state-of-the-art cell therapy manufacturing facility to serve its planned commercial supply. As part of maximizing the PRAME cell therapy opportunity, Immatics plans to expand IMA203 into uveal melanoma through the ongoing Phase 1b clinical trial. The current addressable patient population of PRAME/HLA-A*02:01-positive 2L unresectable or metastatic cutaneous melanoma in the US and EU52 is ~7,300 plus ~1,300 uveal melanoma patients in the US and EU5.

Phase 3 trial, SUPRAME, for IMA203 in previously treated, advanced cutaneous melanoma

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Based on the positive Phase 1b clinical data, Immatics has advanced its PRAME cell therapy, IMA203, into a randomized-controlled Phase 3 clinical trial, SUPRAME, evaluating the efficacy, safety and tolerability of IMA203 TCR T-cell therapy vs. investigator's choice of treatment in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor.

2 France, Germany, Italy, Spain, United Kingdom.

Immatics Press Release May 13, 2025 2 | 13

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Primary endpoint for seeking full approval will be blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints for the trial include objective response rate (ORR), safety, duration of response (DOR), overall survival (OS) and patient-reported outcomes.
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The trial will be conducted internationally with approximately 50 sites in the US and Europe.
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Patient enrollment and randomization for the trial was initiated in early 2025 and is expected to be completed in 2026. In April 2025, Immatics received regulatory approval from the German regulatory authority, Paul-Ehrlich-Institute (PEI), to commence the IMA203 SUPRAME Phase 3 trial in Germany.
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A pre-specified interim data analysis will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)3, anticipated to occur after approximately 200 patients. Immatics aims to submit a Biologics License Application (BLA) in 1Q 2027 for full approval.
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IMA203 PRAME cell therapy development is supported by the FDA RMAT designation. Advantages of the RMAT designation (which includes all benefits of Breakthrough Therapy designation) include potential priority review of the BLA and frequent interactions with the US FDA as an opportunity to expedite development and review.
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A trial-in-progress poster on SUPRAME will be presented in a poster presentation by the SUPRAME lead principal investigator, Jason Luke, MD, FACP, FASCO, at the 2025 ASCO Annual Meeting on June 2, 2025.

Phase 1b trial for IMA203 PRAME cell therapy in solid tumors with a focus on uveal melanoma

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In addition to cutaneous melanoma, Immatics intends to expand the IMA203 opportunity to treat uveal melanoma patients and will continue to evaluate IMA203 in this patient population through the ongoing trial.
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Updated data from the Phase 1b trial of IMA203 in metastatic melanoma with substantially longer follow-up compared to the last presentation in October 2024, and including data from additional uveal melanoma patients enrolled since then, will be highlighted by Martin Wermke, MD, in an oral presentation at the 2025 ASCO Annual Meeting on May 31, 2025.
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In April 2025, Nature Medicine published a manuscript covering prior clinical results on IMA203. The publication includes data from 40 heavily pretreated patients with PRAME cancers, mostly treated during the Phase 1a dose escalation part of the trial.

3 Centrally assessed by BICR using RECIST v1.1.

Immatics Press Release May 13, 2025 3 | 13

Cell therapy manufacturing capabilities

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The IMA203 PRAME cell therapy products are manufactured from a patient's leukapheresis (with no surgery required) within 7-8 days, followed by 7-day QC release testing at >95% success rate4 to achieve the target dose (1-10x109 TCR T cells).
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Immatics’ proprietary manufacturing process, timeline, capabilities and facility support late-stage clinical development and commercial cell therapy supply.

IMA203CD8 PRAME Cell Therapy (GEN2)

IMA203CD8 is the Company’s second-generation cell therapy product candidate targeting PRAME. Given its pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product in multiple PRAME cancers, starting with gynecologic cancers.

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Clinical data demonstrated enhanced pharmacology of IMA203CD8, which opens the possibility of addressing hard-to-treat solid tumor indications with both high- and medium-level PRAME copy numbers, such as ovarian cancer, uterine cancer, squamous non-small cell lung carcinoma, triple negative breast cancer and others.
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Phase 1a dose escalation in solid tumors is ongoing to evaluate higher doses of IMA203CD8 with and without IL-2. As of today, patients are being treated with up to ~8 billion total GEN2 TCR T cells.
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The next clinical trial update, which will report on the continued dose escalation in multiple PRAME cancers, including ovarian cancer patients treated at relevant doses, is planned in 2025.

IMA402 PRAME Bispecific

To expand the PRAME opportunity to additional solid cancer types and earlier lines of treatment, the Company is developing its half-life extended TCR Bispecific, IMA402. Upon delivering clinical proof-of-concept (“PoC”) in last-line melanoma, Immatics plans to explore its potential in gynecologic cancers, NSCLC, breast cancer, and other solid tumor indications as well as earlier treatment lines of solid cancers, such as first-line (1L) cutaneous melanoma.

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First clinical data from the early Phase 1a dose escalation trial demonstrated initial signs of dose-dependent and PRAME target expression-dependent clinical activity.
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Phase 1a dose escalation at higher dose levels to determine the optimal therapeutic dose is advancing and currently ongoing at dose level 11 (12 mg).
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The next Phase 1a clinical trial update with clinical data at relevant dose levels in second-line or later (2L) melanoma is planned in 2025.

4 As of August 23, 2024.

Immatics Press Release May 13, 2025 4 | 13

Combination of IMA203 PRAME Cell Therapy and PRAME Adaptive Immune Modulating Therapy

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In February 2025, the FDA granted IND clearance for a Phase 1 trial evaluating Immatics’ IMA203 PRAME cell therapy in combination with Moderna’s PRAME adaptive immune modulating therapy. The first-in-human, Phase 1a/1b trial is a multicenter, open-label, dose escalation/de-escalation (adaptive design) trial evaluating the safety, tolerability and efficacy of the combination therapy in an estimated 15 patients with advanced or recurrent cutaneous melanoma and synovial sarcoma. Immatics is responsible for conducting the Phase 1 trial. Each party retains full ownership of its investigational PRAME compound, and the parties will fund the clinical study on a cost sharing basis. In November 2024, Immatics presented preclinical proof-of-concept data at SITC supporting this combination.

Other Programs

IMA401 MAGEA4/8 Bispecific

Immatics is further harnessing the potential of its proprietary bispecific platform to develop innovative therapeutics and unlock more cancer types. The Company’s half-life extended TCR Bispecific, IMA401 targeting MAGEA4/8, is progressing through a Phase 1 trial in patients with late-stage NSCLC, head & neck cancer, bladder cancer and other solid tumor indications, with the primary goal of developing this product candidate in earlier treatment lines.

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Clinical proof-of-concept data from the Phase 1a dose escalation trial showed initial anti-tumor activity in multiple tumor types, including durable confirmed objective responses, a manageable tolerability profile and a half-life of 14+ days, which supported the switch to q2w dosing (once every two weeks).
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The Phase 1a trial is ongoing and the Company continues to focus enrollment on indications with high MAGEA4/8 target expression, such as lung and head and neck cancer.
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Dose refinement for IMA401 as monotherapy and in combination with a checkpoint inhibitor is ongoing. Through the combination, Immatics aims to generate relevant clinical data to position IMA401 as a combination therapy in earlier treatment lines.
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The next update on IMA401 Phase 1a data, with a focus on head and neck cancer, is expected in 2025, and the Company plans to share data with a focus on non-small cell lung carcinoma in 2026.

Immatics Press Release May 13, 2025 5 | 13

Moderna Collaboration

Immatics generated regulatory support data for one of Moderna’s mRNA product candidates that leveraged Immatics’ XPRESIDENT® and its bioinformatics and AI platform XCUBE™. Pursuant to the Collaboration Agreement under the Database/Vaccine Program, Immatics received a milestone payment triggered by the initiation of the first Phase 1 clinical trial for the Moderna product candidate.

First Quarter 2025 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total $588.1 million1 (€543.8 million) as of March 31, 2025, compared to $653.8 million1 (€604.5 million) as of December 31, 2024. The decrease is mainly due to ongoing research and development activities and includes unrealized foreign exchange translational losses of $14.2 million1 (€13.1 million).

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $20.1 million1 (€18.6 million) for the three months ended March 31, 2025, compared to $32.8 million1 (€30.3 million) for the three months ended March 31, 2024. The decrease is mainly the result of the one-time revenue associated with the termination of the Genmab collaboration during the three months ended March 31, 2024.

Research and Development Expenses: R&D expenses were $45.3 million1 (€41.9 million) for the three months ended March 31, 2025, compared to $34.7 million1 (€32.1 million) for the three months ended March 31, 2024. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials.

General and Administrative Expenses: G&A expenses were $13.1 million1 (€12.1 million) for the three months ended March 31, 2025, compared to $12.5 million1 (€11.6 million) for the three months ended March 31, 2024.

Net Profit and Loss: Net loss was $43.2 million1 (€39.9 million) for the three months ended March 31, 2025, compared to a net loss of $2.4 million1 (€2.2 million) for the three months ended March 31, 2024. The increase mainly resulted from lower revenue recognized and unrealized non-cash foreign exchange rate losses.

Full financial statements can be found in our Report on 6-K filed with the Securities and Exchange Commission (SEC) on May 13, 2025, and published on the SEC website under www.sec.gov.

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Upcoming Investor Conferences

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Bank of America Healthcare Conference, Las Vegas (NV) – May 13 - 15, 2025
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Jefferies Global Healthcare Conference, New York (NY) – June 3 - 5, 2025
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Cantor Global Healthcare Conference, New York (NY) – September 3 - 5, 2025

To see the full list of events and presentations, visit https://investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ

Immatics Press Release May 13, 2025 7 | 13

materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release May 13, 2025 8 | 13

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Revenue from collaboration agreements	18,582	30,269
Research and development expenses	(41,908)	(32,108)
General and administrative expenses	(12,067)	(11,642)
Other income	19	12
Operating result	(35,374)	(13,469)
Change in fair value of liabilities for warrants	1,597	1,043
Other financial income	6,264	11,381
Other financial expenses	(13,336)	(677)
Financial result	(5,475)	11,747
Loss before taxes	(40,849)	(1,722)
Taxes on income	994	(518)
Net loss	(39,855)	(2,240)
Net loss per share:
Basic	(0.33)	(0.02)
Diluted	(0.33)	(0.03)

Immatics Press Release May 13, 2025 9 | 13

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Net loss	(39,855)	(2,240)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(2,711)	336
Total comprehensive loss for the period	(42,566)	(1,904)

Immatics Press Release May 13, 2025 10 | 13

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	March 31, 2025	December 31, 2024
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	242,844	236,748
Other financial assets	300,914	367,704
Accounts receivables	5,600	5,857
Other current assets	24,205	19,246
Total current assets	573,563	629,555
Non-current assets
Property, plant and equipment	49,820	50,380
Intangible assets	1,600	1,629
Right-of-use assets	15,577	13,332
Other non-current assets	1,132	1,250
Total non-current assets	68,129	66,591
Total assets	641,692	696,146
Liabilities and shareholders’ equity
Current liabilities
Provisions	2,257	—
Accounts payables	18,395	20,693
Deferred revenue	25,295	35,908
Liabilities for warrants	133	1,730
Lease liabilities	3,046	2,851
Other current liabilities	6,644	6,805
Total current liabilities	55,770	67,987
Non-current liabilities
Deferred revenue	29,165	34,161
Lease liabilities	15,341	13,352
Deferred tax liability	4,810	5,804
Total non-current liabilities	49,316	53,317
Shareholders’ equity
Share capital	1,216	1,216
Share premium	1,166,466	1,162,136
Accumulated deficit	(629,396)	(589,541)
Other reserves	(1,680)	1,031
Total shareholders’ equity	536,606	574,842
Total liabilities and shareholders’ equity	641,692	696,146

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2025	2024
	(Euros in thousands)
Cash flows from operating activities
Net loss	(39,855)	(2,240)
Taxes on income	(994)	518
Loss before tax	(40,849)	(1,722)
Adjustments for:
Interest income	(5,463)	(6,294)
Depreciation and amortization	3,140	3,014
Interest expenses	249	194
Equity-settled share-based payment	4,330	4,297
Net foreign exchange differences and expected credit losses	12,248	(4,553)
Change in fair value of liabilities for warrants	(1,597)	(1,043)
Losses from disposal of fixed assets	40	—
Changes in:
Decrease in accounts receivables	257	2,312
(Increase)/decrease in other assets	(90)	1,134
Decrease in deferred revenue, accounts payables and other liabilities	(16,021)	(31,674)
Interest received	14,673	2,484
Interest paid	(249)	(194)
Income tax paid	(4,874)	(560)
Net cash provided by/(used in) operating activities	(34,206)	(32,605)
Cash flows from investing activities
Payments for property, plant and equipment	(3,075)	(9,174)
Payments for intangible assets	(60)	(2)
Proceeds from disposal of property, plant and equipment	47	—
Payments for investments classified in Other financial assets	(258,644)	(290,599)
Proceeds from maturity of investments classified in Other financial assets	308,540	57,957
Net cash provided by/(used in) investing activities	46,808	(241,818)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	—	185,669
Transaction costs deducted from equity	—	(11,548)
Repayment/(payment) of lease liabilities	(737)	524
Net cash provided by/(used in) financing activities	(737)	174,645
Net increase/(decrease) in cash and cash equivalents	11,865	(99,778)
Cash and cash equivalents at the beginning of the year	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(5,769)	3,399
Cash and cash equivalents at the end of the period	242,844	122,093

Immatics Press Release May 13, 2025 12 | 13

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2024	847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income	—	—	—	336	336
Net loss	—	—	(2,240)	—	(2,240)
Comprehensive loss for the period	—	—	(2,240)	336	(1,904)
Equity-settled share-based compensation	—	4,297	—	—	4,297
Share options exercised	1	682	—	—	683
Issue of share capital – net of transaction costs	183	173,257	—	—	173,440
Balance as of March 31, 2024	1,031	1,001,402	(607,000)	(1,300)	394,133
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(2,711)	(2,711)
Net loss	—	—	(39,855)	—	(39,855)
Comprehensive income for the period	—	—	(39,855)	(2,711)	(42,566)
Equity-settled share-based compensation	—	4,330	—	—	4,330
Share options exercised	—	—	—	—	—
Issue of share capital – net of transaction costs	—	—	—	—	—
Balance as of March 31, 2025	1,216	1,166,466	(629,396)	(1,680)	536,606

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